[POWELL GOLDSTEIN LLP LETTERHEAD]

                                                      Direct Dial:  404/572-6819
                                                      Email:  kkoops@pogolaw.com


                                January 13, 2006


Securities  and  Exchange  Commission
Office  of  Mergers  and  Acquisitions
Station  Place,  100  F  Street
Washington,  D.C.  20549

Attn:  Michael  Pressman

Re:     Clover  Community  Bankshares,  Inc.
        Schedule  13E-3;  file  no.  005-81163
        Schedule  14A;  file  no.  000-24749
        Filed  November  29,  2005


Ladies  and  Gentlemen:

     On behalf of our client, Clover Community Bankshares, Inc. (the "Company"), we are responding to the comments received from your office by letter dated December 30, 2005 with respect to the above-referenced Schedule 13E-3 and
Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the
Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked courtesy copy of Amendment No. 1 to the Schedule 14A, which is being filed concurrently and reflects the Company's responses to your comments.

SCHEDULE  13E-3
---------------

General
-------

     1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law. In addition, in your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Your response should also provide counsel's legal analysis as to why it is opining that your common stock and the newly authorized

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 2

          class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control. Finally, you should address why the Series A preferred, which will be issued to approximately 459 holders of record, will not succeed to the reporting obligation associated with the common stock.

          We have attached the requested opinion, which contains our analysis of the issues presented above, as Exhibit A.
                                         ---------

     2. The exhibit index refers to financial statements for the year ended December 21, 2005. Please revise to reflect the correct year.

          We have corrected the Schedule 13E-3 exhibit index as requested.

Proxy  Statement
----------------

     3. Disclose the availability of dissenters' rights on the cover. For example, after the statement that no cash will be paid as consideration, expand to reflect the availability of dissenters' rights.

          We have revised the third paragraph on the cover of the proxy statement and the first bullet point of the Summary Term Sheet on page 1 as requested.

Important  Notices
------------------

     4. Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.

          We have moved this section to page 10 so that it follows the Summary Term Sheet and the Questions and Answers section.

Summary  Term  Sheet,  page  1
------------------------------

     5. It is your responsibility to summarize accurately. Please delete the sentence about qualification in entirety by reference. You can direct investors to read the entire proxy statement for more complete discussions.

          We have deleted the sentence from the lead-in to the Summary Term Sheet on page 1 as requested.

     6. Please include a prominent subsection addressing that holders of common stock who do not wish to have their securities reclassified may place their securities in

                                              Securities and Exchange Commission
                                                                January 12, 2006
                                                                          Page 3

          street name with a broker holding at least 800 shares. Please address by what date holders must do so in order to avoid reclassification.

          To address these issues, we have created a subsection on page 3 entitled "Avoiding Reclassification by Consolidation or 'Street Name' Ownership."

Fairness  of  the  Reclassification  Transaction;  Board  Recommendation, page 4
--------------------------------------------------------------------------------

     7. Please state the board's belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification. You should make the corresponding change throughout the document.

          In response to this comment, we have added a sentence at the end of the first paragraph on the cover of the proxy statement to define the Reclassification as the "Rule 13e-3 Transaction" and have referred to it as such in our discussions of the board's opinion as to the fairness of the reclassification. We retained our references to the Reclassification in other contexts because we believe this reference is generally more easily understood by the Company's shareholders. See pages 5, 7, 24-26, 29 and 32.

     8. We note your penultimate bulleted factor in this section, stating "the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock balance in comparison to the relative rights of our common stock " In light of the loss of voting rights for the Series A Preferred Stock, we believe that you should support this statement here, despite the reference to the fairness section. Further, you should provide balance in such disclosure, discussing the differences in voting rights and as a result, value of the security.

          We have revised the fourth bullet point on page 5 as requested.

Effects  of  the  Reclassification  on  Affiliates,  page  18
-------------------------------------------------------------

Positive  Effects,  page  15
----------------------------

     9. Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please see Instruction 3 to Item 1013.

          We have added the requested information to the "Effects of the Reclassification on Affiliates" section as the first and third bullet points on page 23.

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 4

     10. If any holders of less than 800 shares of common stock own outstanding options, please explain what effect the reclassification will have on them.

          The Company does not have any outstanding or authorized options, warrants or other derivative securities, and we have revised our disclosure on pages 6, 22 and 41 to omit references to such securities.

Negative  Effects,  page  16
----------------------------

     11. Expand your disclosure of the "effect on market for shares" to discuss the effect on persons who will hold Series A stock as a result of the reclassification.

          We have expanded our disclosure in the first bullet point under "Negative Effects" on page 18 as requested.

     12. Supplementally explain the basis for your statement that due to the limited supply of Clover common stock the stock price may increase. In that regard, we note that the number of outstanding securities will not decrease as a result of the transaction and that the filing persons believe "from a financial point of view, that the value of the Series A Preferred Stock is equivalent to our common stock."

          We have revised our disclosure in the first bullet point under "Negative Effects" on page 18 to eliminate that statement and to clarify the board's reasoning on this issue.

     13. Please expand the disclosure to discuss the lack of any assurance that the transaction will not be taxable.

          We have added disclosure to this effect as the fourth bullet point appearing on page 21.

Effects  of  the  Reclassification  on  Shareholders  Generally,  page  17
--------------------------------------------------------------------------
Positive  Effects,  page  18
----------------------------

     14. We note that you historically have not declared dividends and have no intention to do so on a going forward basis. Expand your disclosure to explain why you view this as a positive effect for holders of the Series A Preferred Stock. Please make corresponding disclosure in your "dividend preference" section on page 24.

          We have corrected our inadvertent prior reference in the second bullet point on page 20 to the Company's failure to pay dividends and have noted instead the Company's history of paying cash dividends (which have been paid since 1991) and its intent to continue to do so. We have also added an illustration based on the Company's most recent dividend payment to the "Dividend Preference" bullet point at the top of page 27.

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 5

     15. With regard to the third bullet point, please provide support for your inclusion of this factor as an effect of the reclassification on those shareholders who are to receive Series A Preferred Stock. You state that because holders with 800 or fewer common shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock. Support how this is a positive effect of the reclassification on shareholders who currently hold shares that are able to realize that same future value. In providing the balance requested by this series of comments, if you continue to include this factor as a " positive effect of the transaction" you should identify the fact that shareholders who currently hold common shares to be reclassified to preferred are able to realize that same future value today.

          We have revised our disclosure on page 20 to classify this as a neutral effect and explain the board's reasoning on this issue.

Recommendation of the Board of Directors; Fairness of the Reclassification,
---------------------------------------------------------------------------
page 21
-------
Shareholders  Retaining  Shares  of  Common  Stock,  page  25
-------------------------------------------------------------

     16. We refer to the first sentence of the second paragraph on page 26. Please explain in detail why the board believes the values of the securities to be equivalent from a financial point of view. Please explain why you believe that the liquidation and dividend preferences would positively impact the value of the Series A Preferred stock when banks generally do not undergo liquidation and the company has no history of providing dividends. In that regard, it would appear that the interests of holders of common stock, who through their voting power effectively control the company, would not be aligned with those of holders of preferred securities.

          We have expanded our disclosure on pages 28 and 29 to address these issues.

     17. We refer you to the penultimate paragraph on page 26 referencing the board's reaching its conclusion that the reclassification was substantively fair to the unaffiliated shareholders. We note your statement regarding the factors that you did not consider important in determining the fairness of a transaction to unaffiliated security holders. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If the board did not consider one or more of the factors, state that and explain in detail why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company's net book value, liquidation value and going concern value on a per share basis, if known.

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 6

          We have expanded our disclosure on pages 29 and 30 to explain why the board did not consider the factors listed in Instruction 2 to Item 1014 to be material to its analysis of substantive fairness. Although we have quantified the Company's net book value per share as requested, management was unable to quantify the Company's liquidation or going concern value without unreasonable effort or expense.

Procedural  Fairness,  page  27
-------------------------------

     18. We refer to the second paragraph on page 27. Please expand your disclosure to explain why you believe that a separate vote of unaffiliated holders would "usurp" the power of shareholders to consider and approve the transaction under South Carolina Law. Would such usurpation be contrary to South Carolina law? Would affiliates in the transaction, who consist solely of management and directors, consider their authority usurped? In addition, please expand your disclosure to address any difficulty a holder of less than 800 shares would have in obtaining additional shares. Similarly, please address what steps, if any, unaffiliated holders of greater than 800 shares who would prefer to hold preferred securities should take in order to ensure such treatment.

          We have revised our discussion in the second paragraph of the "Procedural Fairness" section on page 30 to eliminate the reference to usurping the power of the shareholders and to clarify the reasons for the board's determination and the steps shareholders should take to obtain their desired results in the reclassification.

     19. The staff disagrees with your statement that affiliated and unaffiliated holders will be treated equally. All affiliated holders will keep common stock and the majority of unaffiliated stockholders will receive shares of preferred stock. Please revise your disclosure to avoid reference to "equal treatment."

          We have eliminated the reference from the first paragraph on page 31 as requested.

     20. We note your reference to the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files except as provided under the South Carolina Code and your bylaws. Please revise this disclosure to include the provisions set forth under South Carolina law and your bylaws, how the board considered them, if at all, and how such conditions will affect security holders' access to these materials.

          We have added the requested disclosure on page 31. The Company's bylaws are silent on these issues, and as a result we have reflected only the applicable provisions of the South Carolina Code.

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 7

     21. We refer you to the penultimate paragraph of this section. Please explain what you mean by the fact that you will not provide appraisal services at your expense and how that relates to the security holders' dissenter rights under the South Carolina Code. In that regard, because your analysis of fairness relies heavily on the board's determination of equivalence from a financial point of view, explain in greater detail why the board did not consider an appraisal to be "necessary or customary."

          We have revised the last paragraph on page 31 to address these issues.

Dissenters'  Rights,  page  39
------------------------------

     22. Expand to discuss how exactly a dissenters' proceeding may involve litigation. Further, discuss how and by whom attorneys' fees are to be paid pursuant to the South Carolina Code.

          These  issues  are addressed in the first three paragraphs on page 47.

     23. Please disclose the minimum time period that the company may set forth in its written dissenters notice.

          This information is disclosed in the fourth bullet point in the set of five on page 45.

Selected  Historical  Consolidated  Financial  Information,  page  48
---------------------------------------------------------------------

     24. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by
          Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

          We have added this information on page 60.

                                              Securities and Exchange Commission
                                                                January 13, 2006
                                                                          Page 8

Where  you  Can  find  More  Information,  page  50
---------------------------------------------------

     25. Please note that the address of the SEC has changed. The SEC's Public Reference Room is not at 100 F Street, N.E., Washington DC 20549.

          The reference room's address is reflected in the first paragraph under "Where You Can Find More Information" on page 62.

Appendices
----------

     26. There is no safe harbor for forward-looking statements in connection with a 13E-3. Please revise.

          We have revised page 10 and Appendices C and D to delete the language regarding forward-looking statements.

Closing  Comments
-----------------

     In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

          -    the Company and each filing person is responsible for the
               adequacy and accuracy of the disclosure in the filing;
          -    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - the Company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We have attached the requested statement as Exhibit B to this letter.

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999.

                                            Very  truly  yours,



                                            /s/  Katherine  M.  Koops

                                            For  POWELL  GOLDSTEIN  LLP

                                    EXHIBIT A
                                    ---------

                        [POWELL GOLDSTEIN LLP LETTERHEAD]

                                January 12, 2006


Clover  Community  Bankshares,  Inc.
P.O.  Box  69
Clover,  South  Carolina  28710

     Re:  Schedule  13E-3  Transaction  (Clover  Community  Bankshares,  Inc.)

Ladies  and  Gentlemen:

     We have acted as counsel to Clover Community Bankshares, Inc., a South Carolina corporation (the "Company"), in connection with the filing of its
Schedule 13E-3 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, related to proposed amendments to the Company's Articles of Incorporation providing for the reclassification (the "Reclassification") of certain shares of the Company's common stock (the "Common Stock"), par value $0.01 per share, to shares of the Company's proposed new class of Series A Preferred Stock (the "Series A Preferred Stock"), no par value, and is designed to reduce the number of shareholders of record of the Company's common stock below 300.

     In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under South Carolina law and Section 12 of the Exchange Act and to address why the Series A Preferred Stock is a separate class of security that will not succeed to the reporting obligations of the Common Stock. We have reviewed the current designations of the Common Stock as set forth in the Company's Articles of Incorporation and described in the Company's preliminary proxy statement filed with the Commission under cover of Schedule 14A, as amended (the "Proxy Statement") and the proposed designations of the Common Stock and the Series A Preferred Stock as set forth in Articles of Amendment attached as Appendix A to the Proxy Statement (the "Articles of Amendment"). We have also reviewed applicable provisions of the South Carolina Business Corporation Act of 1988 (the "Corporation Act"), the South Carolina Uniform Securities Act of 2005 (the "South Carolina Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules, regulations and Commission interpretations thereunder, and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

STATE  CORPORATE  CODE  ANALYSIS

     Under Section 33-6-101(a) of the Corporation Act, a South Carolina corporation's articles of incorporation must:

     "prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 2

     articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation "

     Section 33-6-102(a) of the Corporation Act provides that if a corporation's articles of incorporation so provide:

     "the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights (within the limits set forth in Section 33-6-101) of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class before the issuance of any shares of that series."

     Article Three of the Company's Articles of Incorporation authorizes 10,000,000 shares of common stock, par value $.01 per share. In connection with the Reclassification, the board of directors has authorized the Company to file the Articles of Amendment in order to add transfer restrictions to the Common Stock and to establish and authorize 10,000,000 shares of Series A Preferred Stock with the relative rights, preferences and other terms as described therein.

     Section 33-6-101(b) of the Corporation Act requires that the Company's Articles of Incorporation authorize:

     "(1) One or more classes of shares that together have unlimited voting rights; and

     (2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution."

     Under Section 33-7-210 of the Corporation Act, since the Articles of Incorporation do not provide otherwise, the shares of Common Stock are entitled to one vote on each matter voted on at a shareholders' meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Articles of Amendment, except as provided by law, the Series A Preferred Stock has limited voting rights and is only entitled to vote upon any proposal for a Change in Control, as defined in the Articles of Amendment.

     Upon dissolution of the Company, the shares of Common Stock are entitled to receive the net assets of the Company after the prior dissolution rights of the shares of Series A Preferred Stock, as set forth in the Articles of Amendment, are satisfied.

     Section 33-6-101(c) of the Corporation Act provides that a corporation's articles of incorporation may authorize one or more classes or series of stock that:

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 3

     "(1) have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by Chapters 1 through 20 of this Title;

     (2) are redeemable or convertible as specified in the articles of incorporation (i) at the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities, or other property; (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

     (3) entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative;

     (4) have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation."

     Section 33-6-101(d) provides that the foregoing list is not exhaustive. The proposed Series A Preferred Stock includes several of these features, which distinguish it from the Common Stock. These distinguishing features of the Series A Preferred Stock and Common Stock are described below.

     VOTING RIGHTS. Except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a proposal for a Change in Control, as defined in the Articles of Amendment. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The "except as provided by law" clause refers to the provisions of the Corporation Act that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation's articles of incorporation and transactions that specifically affect that class of shares. See Sections 33-7-260, 33-10-104 and 33-11-103 of the Corporation Act.

     CONVERTIBILITY. In the event of, and contingent upon the effectiveness of, a Change in Control, each holder of Series A Preferred Stock shall have the right to receive the same consideration to be received by each holder of Common Stock, calculated as if the holder had converted such shares of Series A Preferred Stock to an equal number of shares of Common Stock immediately prior to the consummation of such Change of Control.

     With respect to the convertibility of the Series A Preferred Stock, Section 33-6-101(c) specifically provides that a corporation's articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 33-6-103(a) of the Corporation Act provides:

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 4

     "A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled."

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Act to be outstanding shares of the convertible class of stock until they are converted. Stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Corporate Act until such time as they are converted.

     Moreover, the right to convert the Series A Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, which the holders of the Series A Preferred Stock will be unable to unilaterally cause to occur. Since the holders of the Series A Preferred Stock will only hold approximately 14 percent of the voting rights with respect to a Change in Control proposal, no one holder of Series A Preferred Stock nor the holders of the Series A Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Series A Preferred Stock, holders the Series A Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Common Stock.

     DIVIDEND RIGHTS. Under Section 4 of the Articles of Amendment, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount per share that is no less than 105% of the amount per share of dividends paid on the Common Stock. Neither the shares of Series A Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

     LIQUIDATION PREFERENCE. Holders of the Series A Preferred Stock are entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $8.78 per share. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

     Section 33-6-101(a) of the Corporation Act merely requires that the articles of incorporation "prescribe a distinguishing designation for each class." Accordingly, under the Corporation Act, different classes of a corporation's stock may be distinguished by simply providing distinguishing titles for the classes, such as "Common Stock," "Class A Common Stock" or "Preferred Stock." Moreover, under Sections 33-6-101(c) and (d) of the Corporation Act (cited on pages 2 and 3 of this opinion), a South Carolina corporation's articles of incorporation may authorize "one or more classes

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 5

of shares" that have the various features described under those provisions. Accordingly, Section 33-6-101 of the Corporation Act specifically contemplates that different classes of stock may have similar fundamental characteristics.

     While Section 33-6-101 of the Corporation Act does not require that different classes of a corporation's stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock have substantially different voting, dividend and liquidation rights - all of which are fundamental attributes of a class of securities and which justify the characterization of the classes as separate under state law.

STATE  SECURITIES  CODE  ANALYSIS

     The Series A Preferred Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933 because it is exempt from registration under federal securities law by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"). As a result, under Section 18(a)(1)(A), no South Carolina law requiring the registration of the Series A Preferred Stock directly or indirectly applies to the Series A Preferred Stock. In addition, the issuance of the Series A Preferred Stock in connection with the Reclassification is exempt from registration under the South Carolina Securities Act pursuant to Section 35-1-202(15).

EXCHANGE  ACT  SECTION  12  ANALYSIS

     Section 12(g) of the Exchange Act generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the corporation has total assets exceeding $1 million and a class of equity security held by record of 500 or more persons, register such security with the Commission. For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Exchange Act defines the term "class" to include all securities of a corporation that are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

     The Common Stock and Series A Preferred Stock are separate classes of securities because they are not substantially similar in character and the holders of the Common Stock and Series A Preferred Stock will not enjoy substantially similar rights and privileges. Specifically, the Common Stock and Series A Preferred Stock have substantially different rights and limitations with respect to voting, dividends and liquidation, all of which are summarized on pages 3 and 4 above.

     The Commission has agreed that two types of stock that differ in liquidation preference and voting rights are not in the same class. In a No-Action letter, the Commission concurred with Motorola, Inc.'s view that its Common Stock (which had a $2.00 liquidation preference) and its Class A Common Stock (which had a 4-to-1 voting edge over the Common Stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 78,703 (December 30, 1971). Similarly, Clover's Common Stock and Series A Preferred

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 6

Stock should not be considered to be of the same "class" of stock because the Series A Preferred Stock is generally nonvoting and has a liquidation preference over the Common Stock. The five percent dividend preference of the Series A Preferred Stock provides a further significant differentiating factor. See pages 3 and 4 for a discussion of the convertibility of the Series A Preferred Stock.

     Given the differing character of the two classes of securities and the different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the Common Stock, the two securities do not constitute the same "class" of securities for purposes of Section 12(g)(5) of the Exchange Act.

SUCCESSOR  REGISTRATION  ANALYSIS

     Although the Series A Preferred Stock is being issued to more than 300 (but less than 500) shareholders of record, it will not succeed to the registration requirements currently associated with the Common Stock. The Common Stock was registered under Section 12 of the Exchange Act in 1998 following the Company's reorganization as a bank holding company, which was effected by registration of the shares of Common Stock being offered to the subsidiary bank's shareholders on a Form S-4. Upon completion of the reorganization, the Common Stock was held by approximately 636 shareholders of record. The Company has continued to file reports under Section 12 of the Exchange Act since such registration, and 90 days after number of record holders of the Common Stock falls below 300, its
Section 12 reporting obligations with respect to the Common Stock will terminate pursuant to Rule 12g-4 under the Exchange Act. On the other hand, the Company's reporting obligations under Section 15(d) of the Exchange Act, which arose upon effectiveness of its Registration Statement on Form S-4, will be suspended upon notification to the Commission of the reduction of the number of record holders of the Common Stock (the class to which the registration statement related) to below 300. See Exchange Act Rules 12h-3(a) and (b) and Section 15(d). As a result, the Company will be eligible to cease reporting under Section 15(d) immediately following notice of completion of the Reclassification and its
Section 12 reporting obligations will terminate 90 days thereafter. If the number of record holders of the Common Stock as of the beginning of any subsequent fiscal year rises to 300 or more, however, the Company will be required to resume its Section 15(d) reporting obligations.

     In contrast, the Series A Preferred Stock is a separate class of security that will never have been registered under the Securities Act because it is exempt from such registration pursuant to Section 3(a)(9) thereunder. As a result, Section 15(d) will not require the Company to file reports under the Exchange Act based on its issuance of the Series A Preferred Stock, even though it will be held by more than 300 shareholders of record. Section 12(g)(1) of the Exchange Act would, however, require registration of the Series A Preferred Stock within 120 days after the last day of any fiscal year on which it is held by 500 or more shareholders of record. If that becomes the case in the future, the Company will register the class under Section 12(g) of the Exchange Act and will commence reporting in accordance with its requirements. Until then, however, there is no

                                               Clover Community Bankshares, Inc.
                                                                January 12, 2006
                                                                          Page 7

requirement to file reports based on the issuance of the Series A Preferred Stock in the Reclassification.

OPINION

     Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock and Series A Preferred Stock will represent separate classes of securities of the Company under South Carolina law and Section 12 of the Exchange Act. Furthermore, upon completion of the Reclassification as described in the Proxy Statement, the Series A Preferred Stock will not succeed to the reporting obligations currently associated with the Common Stock.

     We express no opinion as to matters under or involving the laws of any jurisdiction other than the federal securities laws of the United States and the corporate and securities laws of the State of South Carolina.


                                            /s/  POWELL  GOLDSTEIN  LLP

                                    EXHIBIT B
                                    ---------

Each of the undersigned filing persons hereby acknowledges and confirms that:

          - the Company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the "Commission") addressed in the letter to the Commission to which this statement is attached;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 9th day of January, 2006.

                                    CLOVER COMMUNITY BANKSHARES, INC.

                                    By:  /s/  Gwen M. Thompson
                                         ---------------------------------------
                                         Gwen M. Thompson
                                         President and Chief Executive Officer

                                    OTHER FILING PERSONS:

                                         /s/  Gerald Bolin
                                         ---------------------------------

                                         /s/  Charles R. Burrell
                                         ---------------------------------

                                         /s/  David A. Cyphers
                                         ---------------------------------

                                         /s/  Herbert Kirsh
                                         ---------------------------------

                                         /s/  James H. Owen, Jr.
                                         ---------------------------------

                                         /s/  Gwen M. Thompson
                                         ---------------------------------

                                         /s/  James C. Young
                                         ---------------------------------